Walker Financial Corporation
                          990 Stewart Avenue, Suite 60A
                           Garden City, New York 11530


September 27, 2005

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Derek Swanson, Esq.
                Mail Stop 3561


            Re:    Walker Financial Corporation (the "Company")
                   Registration Statement on Form SB-2
                   File No. 333-120748

                   Forms 10-KSB for the year ended
                   December 31, 2003 and December 31, 2003
                   Forms 10-QSB for the quarter ended March 31, 2005 and September 30, 2004
                   File No. 0-28173


Dear Mr. Swanson:

Pursuant to your request to our outside counsel, the Company hereby confirms its understanding that its responses to the comments issued by the staff of the Securities and Exchange Commission contained in the staff's comment letter on the Company's Registration Statement on Form SB-2 as they relate to the Company's periodic report are due to be filed within ten business from September 22, 2005.


                                        Very truly yours,

                                        Walker Financial Corporation


                                        By: /s/ Mitchell S. Segal
                                           -------------------------------------
                                            Mitchell S. Segal
                                            Chief Executive Officer